UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

Second Floor North
International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company entered into a share exchange agreement with Qualcomm Ventures LLC on July 7, 2026, pursuant to which Qualcomm agrees to acquire a total of 10,329,562 Class A ordinary shares of the Company, at a price equal to the volume weighted average price of the Class A ordinary shares on Nasdaq for the 20 consecutive trading days immediately preceding the signing date. The transaction originates from the Company’s previously announced plan to acquire a minority interest and certain intellectual property rights from DreamSmart. The consideration payable by Qualcomm will be settled by the transfer from Qualcomm of its equity interest in DreamSmart.

The closing of the transaction is subject to customary closing conditions and is expected to take place in August 2026. The shares to be acquired by Qualcomm will be subject to a six-month lock-up period with certain customary exceptions.

A copy of the share exchange agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the share exchange agreement is qualified in its entirety by reference thereto.

This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and registration statement on Form F-3 (File No. 333-288811) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Dylan D. Jeng
Name	:	Dylan D. Jeng
Title	:	Chief Financial Officer

Date: July 8, 2026